Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX RESOURCES ANNOUNCES Q1 2012 FINANCIAL RESULTS

Vancouver, BC, Canada – May 15, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reported today its unaudited financial results for the quarter ended March 31, 2012.

Highlights from the quarter, which should be read in conjunction with the unaudited financial statement and management’s discussion and analysis available at www.silvermexresources.com and www.sedar.com, include:

The Company entered into a definitive agreement with First Majestic Silver Corp. (“First Majestic”) in which First Majestic has agreed to acquire all of the issued and outstanding common shares of Silvermex. The terms of the agreement are discussed in detail in the company’s news release dated April 3, 2012.

Revenues of $2.93 million were achieved from the sale of 57,399 ounces of silver and 862 ounces of gold.

The La Guitarra mine produced at a rate of 336 tonnes per day (“tpd”) totaling 26,869 tonnes of ore, representing a 64% increase from the same period in 2011.

Total production equalled 101,158 ounces of silver and 1,136 ounces of gold.

Average realized silver price was US$32.89 per ounce and average realized gold price was US$1,690.16.

The Company achieved a gross profit of $96,000 for the three months ended March 31, 2012, on sales of silver and gold of $2.9 million compared with a gross profit of $1.7 million on sales of silver and gold of $3.9 million for the comparative 2011 period. The decrease in sales in the period was due to lower ounces produced and an increase in concentrate inventory. For the first three months of 2012, the Company mined from a zone with lower grade ore, as well as more complex metallurgy, which resulted in lower recoveries in the period. Consequently, the ounces produced decreased contributing to the lower sales and higher unit processing costs. Additionally, inventory in the period was stockpiled as the Company’s refiner had difficulty obtaining cyanide for processing causing the company to delay shipments of concentrate. Subsequent to the three months ended March 31, 2012, the Company entered into a one-off sale agreement with a different refinery for the processing of 600 tonnes of gold and silver concentrate out of inventory.

Silver production for the first quarter of 2012 decreased 24.6% over the fourth quarter of 2011 while gold production increased by 12.5% . The decreased silver production in the quarter was due to a decrease in overall grade and a slight decrease in silver recovery. The increase in gold production was a result of improved gold recovery in the period.

Michael Callahan, Silvermex’s President, commented on this quarter’s results: “Although overall production was down from the previous quarter, we were able to operate the plant at more than our projected 320 tons per day. Now that we are mining from all three areas of the mine, which have different metallurgical characteristics, our focus is to determine the right blend of the various ore’s that will optimize throughput, recovery and gross margin”.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.